SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                             ARCH CAPITAL GROUP LTD.
                         ------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, $1.00 PAR VALUE PER SHARE
                   -------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    03937L105
                          ----------------------------
                                 (CUSIP NUMBER)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

--------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      EQSF ADVISERS, INC.
      (EIN 13-3354359)

--------------------------------------------------------------
--------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [   ]

       (b)  [   ]
--------------------------------------------------------------
--------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------
--------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK CORPORATION

--------------------------------------------------------------
--------------------------------------------------------------
                   5  SOLE VOTING POWER

                           558,800
   NUMBER OF
                 ---------------------------------------------
                 ---------------------------------------------
     SHARES        6  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
                 ---------------------------------------------
                 ---------------------------------------------
      EACH         7  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                558,800

                 ---------------------------------------------
                 ---------------------------------------------
      WITH        8   SHARED DISPOSITIVE POWER


--------------------------------------------------------------
--------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           558,800

--------------------------------------------------------------
--------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
             [    ]

--------------------------------------------------------------
--------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.54%

--------------------------------------------------------------
--------------------------------------------------------------
 12     TYPE OF REPORTING PERSON*

           IA

--------------------------------------------------------------

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      M.J. WHITMAN ADVISERS, INC.
      (EIN 13-3686379)

--------------------------------------------------------------
--------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [   ]

       (b)  [   ]
--------------------------------------------------------------
--------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------
--------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK CORPORATION

--------------------------------------------------------------
--------------------------------------------------------------
                   5  SOLE VOTING POWER

                           687,970
   NUMBER OF
                 ---------------------------------------------
                 ---------------------------------------------
     SHARES        6  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                        NONE

                 ---------------------------------------------
                 ---------------------------------------------
      EACH         7  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                687,970

                 ---------------------------------------------
                 ---------------------------------------------
      WITH        8   SHARED DISPOSITIVE POWER

                                    NONE
--------------------------------------------------------------
--------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           687,970
--------------------------------------------------------------
--------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
             [    ]

--------------------------------------------------------------
--------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.58%
--------------------------------------------------------------
--------------------------------------------------------------
 12      TYPE OF REPORTING PERSON*

           IA
--------------------------------------------------------------

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           MARTIN J. WHITMAN
           (###-##-####)

--------------------------------------------------------------
--------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       ( a)  [   ]

       (b)   [   ]
--------------------------------------------------------------
--------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------
--------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

--------------------------------------------------------------
--------------------------------------------------------------
                   5  SOLE VOTING POWER

   NUMBER OF               NONE  (SEE ITEM 4)
                 ---------------------------------------------
                 ---------------------------------------------
                   6  SHARED VOTING POWER
     SHARES
                           NONE
  BENEFICIALLY
    OWNED BY     ---------------------------------------------
                 ---------------------------------------------
      EACH         7  SOLE DISPOSITIVE POWER
   REPORTING               NONE  (SEE ITEM 4)

                 ---------------------------------------------
                 ---------------------------------------------
  PERSON WITH     8   SHARED DISPOSITIVE POWER

                           NONE
--------------------------------------------------------------
--------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           -0-    (SEE ITEM 4)
--------------------------------------------------------------
--------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
             [  ]

--------------------------------------------------------------
--------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           -0-

--------------------------------------------------------------
--------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

           IN

--------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.

     (A) NAME OF ISSUER:
         ---------------
         Arch Capital Group Ltd. (the "Issuer").

     (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES OR, IF NONE, RESIDENCE:
         -----------------------------------------------------------------------
           20 Horseneck Lane
           Greenwich, CT 06830
ITEM 2.

     (A) NAME OF PERSON FILING:

         This schedule is being jointly filed by EQSF Advisers, Inc. ("EQSF"), M.J. Whitman Advisers, Inc. ("MJWA") and Martin J. Whitman, the Chief Executive Officer of EQSF and MJWA and controlling person of EQSF and MJWA. (EQSF, MJWA and Martin J. Whitman are sometimes collectively referred to hereinafter as "Filer"). Attached hereto as an exhibit is a copy of the joint
Schedule 13G filing agreement among the reporting persons.

     (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:
         -------------------------------------
         The address of the principal executive office of EQSF, MJWA and Mr. Whitman is: 767 Third Avenue, New York, New York 10017-2023.

     (C) CITIZENSHIP:
         ------------
         The citizenship or place of organization of each of the reporting persons is as follows:

         EQSF
         ----
         New York State Corporation.

         MJWA
         ----
         New York State Corporation.

         MARTIN J. WHITMAN
         -----------------
         United States Citizen.

     (D) TITLE OF CLASS OF SECURITIES:
         -----------------------------
         Common Stock, $1.00 par value per share.

     (E)  CUSIP NUMBER:
          -------------
          03937L105

ITEM 3.IF THIS STATEMENT IS BEING FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (E) Investment Adviser registered under section 203 of the INVESTMENT ADVISERS ACT OF 1940 (EQSF AND MJWA).

ITEM 4.  OWNERSHIP.

     (a) & (b) EQSF beneficially owns 558,800 shares, or 4.54% of the class of securities of the issuer. MJWA beneficially owns 687,970 shares, or 5.58% of the class of securities of the issuer.

     (c)   (i) EQSF: 558,800
               MJWA: 687,970

          (ii) Not applicable.

         (iii) EQSF: 558,800
               MJWA: 687,970

          (iv) Not applicable.

     Mr. Whitman disclaims beneficial ownership of all such shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP  OF MORE THAN FIVE  PERCENT  ON BEHALF OF ANOTHER PERSON.

         Third Avenue Value Portfolio of the WRL Series Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 90,000 of the shares reported by EQSF, Third Avenue Value Portfolio of the Third Avenue Variable Series Trust, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 36,500 of the shares reported by EQSF, Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 432,300, of the shares reported by EQSF. Various clients for whom MJWA acts as investment advisor have the right to receive dividends from, and the proceeds of the sale of, the shares reported by MJWA.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 SEPTEMBER 14, 2000
                                 --------------------------------
                                 (Date)




                                 EQSF ADVISERS, INC.

                                 BY:/S/ MARTIN J. WHITMAN
                                 ------------------------
                                 Martin J. Whitman
                                 Chairman, President and Chief Executive Officer

                                 M.J. WHITMAN ADVISERS, INC.

                                 BY:/S/  MARTIN J. WHITMAN
                                 ----------------------
                                 Martin J. Whitman
                                 Chairman and Chief Executive Officer

                                 /S/  MARTIN J. WHITMAN
                                 -----------------------
                                 Martin J. Whitman, President